UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File No.: 001-37408

DHX MEDIA LTD.

(Translation of the registrant’s name into English)

1478 Queen Street

Halifax, Nova Scotia, Canada

B3J 2H7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40- F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FURNISHED

The Registrant entered into that certain underwriting agreement, dated April 26, 2016, by and between the Registrant and Canaccord Genuity Corp. The underwriting agreement is furnished herewith and attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHX Media Ltd.

Date: April 27, 2016	By:	/s/ Mark Gosine
	Name:	Mark Gosine
	Title:	Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit	Description

99.1	Underwriting Agreement, dated April 26, 2016